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04004323

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StoneBridge Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 2nd Ave Suite 515
(No. and Street)

Seattle | Washington | 98121
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Hendrickson 206-770-9700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Loral International CPA and Advisor LLC.
(Name — *if individual, state last, first, middle name*)

234 Hudson Ave #2882 Albany N.Y. 12210
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RY 3/29

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form...**

OATH OR AFFIRMATION

I, Michael A. Hendrickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneBridge Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

ANTHONY L. THOME
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
8-04-06

[signature]
Signature

Managing Principal
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.

INDEPENDENT AUDITOR'S REPORT
and
REPORT PURSUANT TO RULE 17a-5d OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

STONEBRIDGE SECURITIES, LLC
(f.k.a. Base Capital Securities LLC)

December 31, 2003 and 2002

LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.

Table of Content

LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.

MEMBER OF THE AMERICAN SEC PRACTICE SECTION

MEMBER OF PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

Main Address: 234 Hudson Ave., #2882 Albany, New York 12210

Representation office: 26318 127th Ave, Kent, WA 98030

Independent Auditor's Report

To: The Board of Directors
Stonebridge Securities, LLC

We have audited the accompanying balance sheets of Stonebridge Securities, LLC (f.k.a Base Capital Securities, LLC) as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31 2003 and 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1K, Going Concern, to the financial statements, the Company has continually recorded operating losses and raises substantial doubt about its ability to continue as a going concern. The success of the Company is dependent upon its ability to continue to have cash inflows from new business, and/or capital commitment from its existing members.

In our opinion, the financial statements referred to above present fairly in all material respects, except for the concerns mentioned in the above paragraph, the balance sheets of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flow for the year ended December 31, 2003 and 2002 in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Loral International CPA & Advisor, LLC

Loral International CPA & Advisor, LLC.
Albany, New York
February 28, 2004

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)
BALANCE SHEET
As of December 31

ASSET

		2003		2002
CURRENT ASSETS				
Cash and cash equivalents	$	25,579	$	19,802
Marketable equity securities		10,136		6,087
Accounts receivable		4,000		10,000
Prepaid expenses		-		315
TOTAL CURRENT ASSETS		39,715		36,204
PROPERTY & EQUIPMENT - NET		2,615		4,703
TOTAL ASSETS	$	42,330	$	40,907

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable		14,220		17,507
TOTAL CURRENT LIABILITIES		14,220		17,507
TOTAL LIABILITIES	$	14,220	$	17,507
SHARE CAPITAL				
Members' equity (See Statements of Changes in Firm's Equit		28,110		23,400
TOTAL STOCKHOLDERS' EQUITY		28,110		23,400
TOTAL LIABILITIES AND TOCKHOLDERS' EQUITY	$	42,330	$	40,907

The accompanying notes are an integral part of these statements.

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)
STATEMENTS OF OPERATIONS
For the Years ended December 31, 2003 and 2002

		2003		2002
Income				
Commissions (Note 1c)	$	12,172	$	-
Consulting (Note 1c)		31,500		81,677
Investment Income		385		502
Recovery of losses and unrealized loss on investments (Note		3,868		(2,473)
Other income (Rental income)		4,015		-
		51,940		79,706
Expenses				
Professional fees		46,328		25,498
Rent		14,025		14,102
Supplies		3,903		3,290
Depreciation expenses		2,088		2,088
Travel and entertainment		13,622		39,152
Licenses and permits		1,099		3,453
Publication and promotions		100		442
Telephone		3,180		4,178
Parking		1,212		431
Other expenses		1,673		2,654
Total expenses		87,230		95,288
NET INCOME (LOSS) Before Tax		(35,290)		(15,582)
Tax		0		0
NET INCOME (LOSS)	$	(35,290)	$	(15,582)

The accompanying notes are an integral part of these statements.

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)

STATEMENTS OF CHANGES IN FIRM'S EQUITY

For the year ended December 31, 2003 and 2002

Balance at December 31, 2002	$	23,400
Capital Contribution from members		40,000
Net (loss) for the year		(35,290)
Balance at December 31, 2003	$	28,110

The accompanying notes are an integral part of these statements.

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (35,290)	$ (15,582)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation	2,088	2,088
Recovery of unrealized loss on marketable equity securities	(3,868)	2,473
Change in assets and liabilities		
Marketable equity securities	(181)	(126)
Accounts receivable	6,000	(10,000)
Prepaid expenses	315	-
Accounts payable	(3,287)	17,474
Net cash provided by (used in) operating activities	(34,223)	(3,673)
Cash flows from investing activities:		
Purchase of equipment	0	0
Net cash provided by (used in) investing activities	0	0
Cash flows from financing activities:		
Common Shares Issued	-	5,000
Additional Paid-In Capital	40,000	0
Net cash provided by (used in) financing activities	40,000	5,000
Net increase (decrease) in cash and cash equivalents	5,777	1,327
Cash and cash equivalents at beginning of period	19,802	18,475
Cash and cash equivalents at end of period	$ 25,579	$ 19,802

The accompanying notes are an integral part of these statements.

NOTE 1- SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements are as follows:

a) History and Business Activity

Stonebridge Securities LLC ("the Company") is a limited liability company, which was organized under the laws of the State of Washington on March 19, 1999 under the name of Base Capital Securities LLC. The Company subsequently changed to its current name on April 13, 2001. The Company is a NASD member broker dealer. The Company's services include: raising capital for clients through the private placement process by placing securities with accredited investors, providing fee based financial structure and consulting, and providing mutual funds and variable annuities to clients. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii) since it does not handle or carry customer securities and cash.

b) The calendar year ending December 31

The company adopts December 31 as its calendar year ending date since its incorporation.

c) Revenue Recognition

1. Commissions income is recognized when the Company successfully raises capital for a client. Commission percentages are generally base on contractual agreements and range from 5% to 8% of the private placement amount raised. Commission is also paid by the sales generated by clients with the rate of about 2%.
2. Revenue from consulting services is recognized when the financial services are performed.

d) Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's policy is to invest cash in excess of operating requirements in income producing investments. Money market accounts are stated at lower of cost or market. The balances as of December 31, 2003 and 2002 are $25,579 and $19,802.

e) Marketable Equity Securities

Marketable equity securities are managed by Charles Schwab & Co., Inc in trust. Investment balances are reported at fair value with net realized gains or unrealized losses, based on the lower of cost or market principle. In the past years, due to the market downturns the firm wrote off $9,220 as unrealized losses (i.e. unrealized loss of $2,473 in 2002 and $6,747 in 2001). In the current year, the fair market value of the investments recovered a portion of the losses incurred in the prior years. (i.e. $3,868). As a result, the balances as of December 31, 2003 and 2002 are $10,136 and $6,087.

f) Accounts Receivables

The Company considers receivables to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts became uncollectible, they will be charged to operations when that determination is made. The balance as of December 31, 2003 represents amount due by one client. (See Note 1C, Revenue Recognition)

g) Equipment

Equipment is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives of five years.

h) Accounts Payable

The account balances represent the amount payable to two shareholders (see Note 3: Related Party Transactions), audit fee and other accrued expenses.

i) <u>Income Taxes</u>

Since for United State tax purposes, a Limited Liability Corporation (LLC) is treated as a partnership, therefore, the income tax of the Company is the obligation of the individual principal, and is not included in the accompanying financial statements.

j) <u>Use of Estimates</u>

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumption that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

k) <u>Going Concern</u>

The Company has been continuing recorded a net operating loss of $35,290 for the current year and $15,582 for the prior year ended December 31, 2002. If this situation continues, it may affect the Company's ability to continue its business operations as a going concern. Despite that the management has indicated its confidence to continue its operations by attracting new business, the Company's operations is dependent on the continuing cash inflows from new business, and/or capital commitment from its existing shareholders.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds eight times its "net capital" as those terms are defined by the rule. At December 31, 2003, the Company's net capital and required net capital were $18,571 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.766 to 1. At December 31, 2002, the Company's net capital was $8,382 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 2.591 and 1.

Schedule 1

STONEBRIDGE SECURITIES LLC
(f.k.a. Base Capital Securities LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2003

Aggregate indebtedness	$	14,220
Net Capital		
Total members' equity	$	28,110
Adjustments to net capital pursuant to Rule 15c3-1:		
Accounts receivable		(4,000)
Equipment, net of accumulated depreciation of $7,826		(2,615)
		(6,615)
Net capital before haircuts on securities (tentative net capital)		21,495
Haircut on equity securities		(2,924)
NET CAPITAL		18,571
Minimum net capital requirement		5,000
Excess net capital over minimum requirement	$	13,571
Ratio of aggregate indebtedness to net capital		0.766:1

LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.
MEMBER OF THE AMERICAN SEC PRACTICE SECTION

Main Address: 234 Hudson Ave., #2882 Albany, New York 12210
Telephone: (518) 472-1789 Fax: (518) 472-1544

Report of Independent Certified Public Accountants on Internal Control Structure Required by Rule 17a-5 Of the Securities and Exchange Commission

To the Members
Stonebridge Securities LLC (f.k.a. Base Capital Securities LLC)

In planning and performing our audit of the financial statements of Stonebridge Securities LLC (f.k.a Base Capital Securities, LLC) for the period ended December 31, 2003, we have taken into consideration the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. The audit is not designed to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). We also make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications, and comparisons, or (2) recordation of differences required by rule 17a-13 complying with requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding

paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized used or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our audit would not necessarily disclose all matters in the internal control structure that might be considered as material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we are not aware of any matter involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Loral International CPA & Advisor, LLC

Loral International CPA & Advisor, LLC
Albany, New York
February 28, 2004